

March 11, 2011

Gerald Lau
President and Chief Executive Officer
Biopack Environmental Solutions Inc.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re:** **Biopack Environmental Solutions Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed February 11, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed October 12, 2010**
> **File No. 000-29981**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

PRER14A filed February 11, 2011

Unaudited Condensed Pro-forma Financial Statements, page F-1

1. We note your response to comment six from our letter dated January 25, 2011. Since discontinued operations are now reflected in your historical balance sheet as of September 30, 2010, and within your statements of operations for the nine month period ended September 30, 2010, along with your restated statements of operations for the years ended December 31, 2009 and 2008, your historical columns no longer match the financial statements presented within the proxy statement. Please remove your pro forma financial statements, as it appears the only adjustments reflected relate to your discontinued operations.

Biopack Environmental Solutions Inc.

Consolidated Financial Statements, Year Ended 31 December 2009, page F-5

2. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Report of Independent Registered Accounting Firm

3. We note the audit opinion provided by Wong Lam Leung & Kwok C.P.A. Limited has been revised to indicate your consolidated financial statements as of December 31, 2009 have been restated. Please ask your auditor to update or dual-date the audit opinion to reflect the additional work completed in conjunction with your restatement.

Note 19. Restatement of Prior Period Financial Statements, page 29

4. We note your 'Turnover' has been restated from $921,281 to $154,582 for the year-ended December 31, 2009 and from $793,474 to $457,553 for the year-ended December 31, 2008. In addition, we note your historical revenues for the nine months ended September 30, 2010 total $276,623, while the revenues attributable to your discontinued operations for this period total $209,958. We further note your disclosure indicating that Roots Biopark Limited and Roots Biopack (Intellectual Property) Limited, your subsidiaries to be sold, own all of your operating assets related to the manufacture of your products in China. Please explain to us and add disclosure within both your interim and year-end financial statements describing the nature of the remaining sales in your historical statements of operations for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008.

5. Tell us why your historical sales for all periods presented have not been classified as discontinued operations, and the distinguishing characteristics you have identified to segregate such sales from those classified within discontinued operations. In your response, explain to us where you sourced the products that relate to sales from continuing operations. See ASC 205-20-45-1 and ASC 205-20-55 (EITF 03-13).

Biopack Environmental Solutions Inc.

Consolidated Financial Statements, For the Nine Months Ended September 30, 2010 and 2009

6. We note your revenues for the nine months ended September 30, 2010 total $276,623, while the revenues attributable to your discontinued operations for this period total $209,958. We further note in the Form 10-Q as of September 30, 2010 that you did not report discontinued operations and you reported revenues of $276,623. Therefore, it appears that $209,958 of revenues are reported within both revenues from continuing operations and revenues from discontinued operations. Please revise to remove the

discontinued operations from the continuing operations, or explain to us how your presentation is consistent with FASB ASC 205-20.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

7. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

8. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

9. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

10. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

11. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
    a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

    b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;

    c) the nature of his or her contractual or other relationship to you;

    d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

    e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

12. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

    a) the name and address of the accounting firm or organization;

    b) the qualifications of their employees who perform the services for your company;

    c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

    d) how many hours they spent last year performing these services for you; and

    e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

13. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

    a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

    b) how many hours they spent last year performing these services for you; and

    c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

14. We note your disclosure within Item 10 indicating that you do not have an audit committee or committee performing similar functions. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Exchange Act Filings

15. We note the proposed revisions to your unaudited consolidated financial statements for the six and nine months ended June 30, 2010 and September 30, 2010, respectively. Please tell us why you have not included proposed revisions to your unaudited

consolidated financial statements as of March 31, 2010 and tell us if you plan to amend such filing.

You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services